UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83548F200

(CUSIP Number)

AJP Holding Company, LLC

P.O. Box 2729

Sunnyvale, CA 94087

408-507-9307

with a copy to:

William N. Haddad, Esq.

Kirill Y. Nikonov, Esq.

Venable LLP

Rockefeller Center, 1270 Avenue of the Americas, 24th Floor

New York, NY 10020

(212) 307-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F200	Schedule 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON AJP Holding Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,463,452(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,463,452(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,463,452(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Beneficial ownership of the shares of Common Stock owned by AJP Holding Company, LLC is also attributable to Jeffrey Wang, the sole manager of AJP Holding Company, LLC, and, thus, is reported by more than one Reporting Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Based on 40,272,229 shares of Common Stock outstanding as of September 15, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on, September 26, 2022.

CUSIP No. 83548F200	Schedule 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jeffrey Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,463,452
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,463,452
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,463,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 40,272,229 shares of Common Stock outstanding as of September 15, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on, September 26, 2022.

CUSIP No. 83548F200	Schedule 13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, initially filed on July 19, 2022 (the “Original Statement,” and as amended hereby, the “Statement”), relating to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”).

The Statement is being filed jointly by AJP Holding Company, LLC, a Delaware limited liability company (“AJP”), and Jeffrey Wang, a citizen of the United States of America (“Mr. Wang,” together with AJP, the “Reporting Persons”), with respect to the Common Stock directly held by AJP. Mr. Wang is the sole manager of AJP and has voting and dispositive control with respect to the Common Stock owned by AJP, subject to the Purchaser Support Agreement, as defined in this Statement, with respect to the entirety of the shares of Common Stock owned by AJP as described below.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Statement. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 1 shall have the respective meanings herein as are ascribed to such terms in the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and restated as follows:

The entirety of the shares of Common Stock reported herein is held by AJP and was acquired in two closings for an aggregate purchase price of approximately $16,699,999.64, using the cash reserves of AJP pursuant to a certain subscription agreement by and between the Issuer and AJP dated April 14, 2022 (the “Subscription Agreement”). The first closing contemplated by the Subscription Agreement entailed the purchase of 13,928,571 shares of Common Stock for the purchase price of approximately $11,699,999.64 and was consummated on July 13, 2022, following the approval of the Subscription Agreement by the Issuer’s securityholders. The second closing contemplated by the Subscription Agreement entailed the purchase of 5,952,381 shares of Common Stock for the aggregate purchase price of $5,000,000 (provided, however, that 208,750 shares of Common Stock were issued to two non-affiliated assignees of AJP) and was consummated on August 8, 2022. The entirety of the aggregate purchase price paid by AJP was comprised of the funds remitted by or for the benefit of the members of AJP and was transferred to AJP in the form of capital contribution.

CUSIP No. 83548F200	Schedule 13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based on the Issuer’s disclosure in the Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On July 13, 2022, the Issuer and AJP consummated the first closing pursuant to the terms and conditions of the Subscription Agreement, and the Issuer issued and sold 14,880,952 shares of Common Stock for the aggregate purchase price of twelve million five hundred thousand dollars ($12,500,000) or $0.84 per share. At the first closing, 19,463,452 shares of Common Stock were issued to AJP and 952,381 shares of Common Stock were issued to Peter Liu, Chief Executive Officer of the Company, as designated by AJP pursuant to the Subscription Agreement.

On August 8, 2022, the Issuer and AJP consummated the second closing pursuant to the terms and conditions of the Subscription Agreement, and the Issuer issued and sold 5,952,381 shares of Common Stock for the aggregate purchase price of five million dollars ($5,000,000) or $0.84 per share. The entirety of the purchase price was paid by AJP. Following the Issuer’s board’s approval of an assignment of the right to receive Common Stock under the Subscription Agreement, the Issuer issued 208,750 shares of Common Stock to each of two non-affiliated assignees of the Purchaser, and 5,534,881 shares of Common Stock to the Purchaser.

(d) No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 83548F200	Schedule 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 25, 2022

AJP Holding Company, LLC

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Manager

Jeffrey Wang

/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Individual